DLA Piper LLP (US) 2525 E. Camelback Road, Suite 1000 Phoenix, Arizona 85016 www.dlapiper.com Gregory R. Hall greg.hall@dlapiper.com T 480.606.5128 F 480.606.5101

August 6, 2018	OUR FILE NO. 366916-000051

VIA EDGAR AND UNITED PARCEL SERVICE

Ms. Tetyana Aldave

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Mesa Air Group, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed July 30, 2018

File No. 333-226173

Dear Ms. Aldave:

This letter is submitted on behalf of Mesa Air Group, Inc. (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on July 30, 2018 ( “Amendment No. 1”), as set forth in your letter to Jonathan G. Ornstein dated August 1, 2018.

On the date of this letter, the Company is filing, via EDGAR, this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) solely for the purpose of filing the remaining unfiled exhibits indicated in Item 16 of Part II of Amendment No. 1.

On August 8, 2018, the Company expects to file, via EDGAR, Amendment No. 3 to Registration Statement (“Amendment No. 3”) in response to the Staff’s comments. A marked copy of the relevant portions of Amendment No. 3 indicating changes from Amendment No. 1 are enclosed as Exhibit A to the Company’s responses below. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 3.

Third Quarter 2018 Outlook, page 8

1.

We note your added disclosure regarding the third quarter 2018 outlook with respect to Adjusted EBITDAR. Your disclosure in footnote (1) on page 8 references this measure as an operating performance measure. Please revise this language to refer to it as a valuation metric as you had done to your disclosure related to EBITDAR in response to our prior comment 4 of our letter dated June 1, 2018.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (1) on page 8 of Amendment No. 3 to refer to Adjusted EBITDA and Adjusted EBITDAR as valuation metrics, consistent with the Company’s prior response to comment 4 of the Staff’s letter dated June 1, 2018.

Ms. Tetyana Aldave

August 3, 2018

Page Two

Selected Consolidated Financial and Operating Data, page 49

2.	We note that you have updated pro forma basic and diluted earnings per share here and elsewhere within your registration statement and have the following comments:

•

Your description of the use of proceeds to repay debt refers to repayment of $30 million for the Spare Engine Facility and the Subordinated GECAS Notes. This is inconsistent with the disclosure on page 42, which also indicates repayment of $25.7 million of the CIT Revolving Credit Facility and refinancing of the remaining portion of indebtedness under the Spare Engine Facility and the Subordinated GECAS Notes. Please revise and update your disclosures accordingly.

•

Given the number of items impacting pro forma basic and diluted earnings per share, please revise to provide a reconciliation of net income and basic and diluted shares used to calculate these measures as compared to those reported under GAAP.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (4) on pages 15 and 50, footnote (1) on pages 17 and 52, and the second bullet on page 45 to remove the reference to $30 million, which is an assumption underlying a portion of the Company’s use of proceeds. To clarify the various assumptions underlying the pro forma data related to its anticipated use of proceeds, the Company has provided additional disclosure on page 43 and a cross reference to the new disclosure in each section where the Company presents pro forma use of proceeds data.

In addition, the Company has provided a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders on pages 15 and 51. Amendment No. 3 also corrects the pro forma basic and diluted net income per share attributable to common shareholders for certain Company identified errors in the calculation.

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note your disclosure related to the 2.5-for-1 stock split that will be completed prior to the effectiveness of the registration statement. Please confirm if you will file an amended Form S-1 with a dual-dated audit report and consent and with a subsequent events footnote with the completed effective date of the stock split prior to us declaring the filing effective.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will file in Amendment No. 3 a dual-dated audit report, financial statements with updated subsequent event notes reflecting the implementation of the 2.5-for-1 forward stock split and a currently dated consent.

*    *    *

Ms. Tetyana Aldave

August 3, 2018

Page Three

We and the Company very much appreciate the Staff’s attention to the review of the Company’s draft registration statements. Please do not hesitate to contact me at (480) 606-5128 or my colleague Kevin E. Criddle at (480) 606-5129 if you have any questions regarding this letter or Amendment No. 3.

Sincerely,

DLA Piper LLP (US)

Gregory R. Hall

greg.hall@dlapiper.com

cc:	Via E-mail

Melissa Raminpour (Accounting Branch Chief, SEC Division of Corporation Finance)

Susan Block (Attorney-Advisor, SEC Division of Corporation Finance)

Jim Dunn (Staff Accountant, SEC Division of Corporation Finance)

Jonathan G. Ornstein (CEO, Mesa Air Group, Inc.)

Michael J. Lotz (CFO, Mesa Air Group, Inc.)

Brian S. Gillman (General Counsel, Mesa Air Group, Inc.)

Anna T. Pinedo (Mayer Brown LLP)

Ms. Tetyana Aldave

August 3, 2018

Page Four

EXHIBIT A

Marked Copy of Relevant Portions of Amendment No. 3